                                                                       EXHIBIT C

                                VOTING AGREEMENT

         The Company, MDCP II, the Morgan Stanley Funds, the Frontenac Funds, the Battery Funds, Royce J. Holland Family Limited Partnership, Royce J. Holland, Thomas M. Lord, C. Daniel Yost, John J. Callahan and certain others are party to that certain Stock Purchase Agreement dated as of August 13, 1997 (the "Agreement"). As a result of certain provisions of the Agreement, the parties to such Agreement may be deemed to be a "group" for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder and the beneficial owner in the aggregate of more than five percent (5%) of the outstanding Common Stock.

         NOTWITHSTANDING THE FOREGOING, EACH REPORTING PERSON EXPRESSLY DECLARES THAT THE FILING OF THIS SCHEDULE SHALL NOT BE CONSTRUED AS AN ADMISSION THAT ANY SUCH REPORTING PERSON IS, FOR PURPOSES OF SECTION 13(d) AND/OR SECTION 13(g) OF THE ACT, THE BENEFICIAL OWNER OF ANY SECURITIES COVERED BY THIS SCHEDULE OTHER THAN THOSE SHARES OF COMMON STOCK IN WHICH SUCH REPORTING PERSON HAS A PECUNIARY INTEREST. EACH REPORTING PERSON EXPRESSLY DISCLAIMS THAT THEY HAVE AGREED TO ACT AS A GROUP OTHER THAN AS DESCRIBED IN THIS SCHEDULE.

         The parties to the Agreement have agreed to vote all of their shares in such a manner as to elect the following persons to the Company's board of directors: (i) two designees of each of MDCP II, the Morgan Stanley Funds and the Frontenac Funds, (ii) one designee of the Battery Funds, (iii) the Company's Chief Executive Officer, (iv) three members of the Company's management designated by the management investors and (v) two non-employee directors designated by the fund investors and reasonably acceptable to the management investors.

         In the event MDCP II's beneficial ownership of Common Stock is less than 30% but equal to or greater than 15% of its original investment, it will be entitled to designate one director instead of two; in the event MDCP II's beneficial ownership of Common Stock is less than 15% of its original investment, it will not have a right to designate a director to the board. In the event the Morgan Stanley Funds' beneficial ownership of Common Stock is less than 30% but equal to or greater than 15% of their original investment, they will be entitled to designate one director instead of two; in the event the Morgan Stanley Funds' beneficial ownership of Common Stock is less than 15% of their original investment, they will not have a right to designate a director to the board. In the event the Frontenac Funds' beneficial ownership of Common Stock is less than 66 2/3% but equal to or greater than 33 1/3% of their original investment, they will be entitled to designate one director instead of two; in the event the Frontenac Funds' beneficial ownership of Common Stock is less than 33 1/3% of their original investment, they will not have a right to designate a director to the board. In the event the Battery Funds' beneficial ownership of Common Stock is less than 50% of their original investment, they will not have a right to designate a director to the board. Under the Agreement, the composition of the board of directors of each of the Company's subsidiaries shall be the same as that of the board of directors of the Company.

         Except as set forth above, the Agreement does not extend to voting upon other questions or matters on which shareholders will have the right to vote under the Company's charter, bylaws or the laws of the State of Delaware. The above described voting provisions terminate upon a closing of a Sale of the Company (as defined in the Agreement), unless these provisions are extended in accordance with the Agreement.